SCHEDULE 13D/A

CUSIP No. 75061P 10 2	Page 1 of 9 Pages

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 Amendment No. 1

RAE Systems Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

75061P 10 2
(CUSIP Number)

Robert I. Chen 1339 Moffett Park Drive Sunnyvale, CA 95112 (408) 752-0723

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2004

(Date of Event which Requires Filing of this Statement)

If If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box [  ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D/A

CUSIP No. 75061P 10 2	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS. Robert I. Chen I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) |_| (b) |_|

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,511,147

	8.	SHARED VOTING POWER 1,217,611

	9.	SOLE DISPOSITIVE POWER 7,511,147

	10.	SHARED DISPOSITIVE POWER 1,217,611

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,239,905

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (See Instructions) TM

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6%

14.	TYPE OF REPORTING PERSON (See Instructions) HC, IN

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SCHEDULE 13D/A

CUSIP No. 75061P 10 2	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS. Robert I. Chen 2001 Annuity Trust UTA dated December 19, 2001 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) |_| (b) |_|

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,413,767

	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER 4,413,767

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,239,905

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (See Instructions) TM

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6%

14.	TYPE OF REPORTING PERSON (See Instructions) OO

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SCHEDULE 13D/A

CUSIP No. 75061P 10 2	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS. Lien Q.C. Chen I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) |_| (b) |_|

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,511,147

	8.	SHARED VOTING POWER 1,217,611

	9.	SOLE DISPOSITIVE POWER 7,511,147

	10.	SHARED DISPOSITIVE POWER 1,217,611

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,239,905

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (See Instructions) TM

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

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SCHEDULE 13D/A

CUSIP No. 75061P 10 2	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS. Lien Q.C. Chen 2001 Annuity Trust UTA dated December 19, 2001 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) |_| (b) |_|

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,413,767

	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER 4,413,767

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,239,905

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (See Instructions) TM

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6%

14.	TYPE OF REPORTING PERSON (See Instructions) OO

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SCHEDULE 13D/A

CUSIP No. 75061P 10 2	Page 6 of 9 Pages

Item 1. Security and Issuer

        This Schedule 13D/A amends and restates a Schedule 13D filed on April 19, 2002 with the Securities and Exchange Commission (the “Original Schedule 13D”) and relates to shares of Common Stock of RAE Systems Inc., a Delaware corporation (“RAE”). RAE’s principal executive offices are located at 1339 Moffett Park Drive, Sunnyvale, CA 95112.

Item 2. Identity and Background.

        Robert I. Chen is the Chairman and Chief Executive Officer of RAE. Mr. Chen’s business address is 1339 Moffett Park Drive, Sunnyvale, CA 95112. During the last five years, Mr. Chen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Chen is a citizen of the United States of America.

        Robert I. Chen 2001 Annuity Trust UTA dated December 19, 2001 (the “RC Trust”) is organized under the laws of the State of California for the purpose of holding assets of Robert I. Chen in trust. Robert I. Chen serves as the trustee of the RC Trust. The business address of the RC Trust is c/o Robert I. Chen, RAE Systems Inc., 1339 Moffett Park Drive, Sunnyvale, CA 95112. During the last five years, the RC Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Lien Q.C. Chen is director of information technology and order administration of RAE. Mrs. Chen’s business address is 1339 Moffett Park Drive, Sunnyvale, CA 95112. During the last five years, Mrs. Chen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Chen is a citizen of the United States of America.

        Lien Q.C. Chen 2001 Annuity Trust UTA dated December 19, 2001 (the “LC Trust”) is organized under the laws of the State of California for the purpose of holding assets of Lien Q.C. Chen in trust. Lien Q.C. Chen serves as the trustee of the LC Trust. The business address of the LC Trust is c/o Lien Q.C. Chen, RAE Systems Inc., 1339 Moffett Park Drive, Sunnyvale, CA 95112. During the last five years, the LC Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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SCHEDULE 13D/A

CUSIP No. 75061P 10 2	Page 7 of 9 Pages

Item 3. Source and Amount of Funds or Other Consideration.

        At the time of the filing of the Original Schedule 13D, the filers reported in this Schedule 13D/A beneficially owned 17,964,805 shares of RAE Common Stock. On January 28, 2004, Robert I. Chen and Lien Q.C. Chen disposed of 1,725,000 jointly held shares in a public offering more fully described in the Registration Statement on Form S-3 (File No. 333-109840) initially filed by RAE on October 20, 2003, with the Securities and Exchange Commission under the Securities Act of 1933, as amended, as amended by Amendment No. 1 filed on December 8, 2003 and Amendment No. 2 filed on January 6, 2004 and the prospectus supplement dated January 23, 2004 and the Registration Statement on Form S-3 (File No. 333-_____) filed by RAE pursuant to Section 462(b) on January 23, 2004 with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and pursuant to the terms and conditions contained in an Underwriting Agreement entered into as of January 23, 2004, by RAE, Robert I. Chen, Peter Hsi and Jefferies & Company, Inc. (the “Offering”). The Underwriting Agreement is attached hereto as Exhibit 2, and the full text of such exhibit is incorporated by reference herein.

Item 4. Purpose of Transaction.

        The filers disposed of the securities of RAE in the Offering pursuant to the Underwriting Agreement and in exchange for cash consideration.

        Except as set forth above, the filers do not have any intention to engage in any of the transactions enumerated in Items 4(a) through 4(j) of this Schedule.

Item 5. Interest in Securities of the Issuer.

        For purposes of Rule 13d-3, Mr. Chen is the beneficial owner of 16,239,905 of Common Stock. Such shares represent approximately 29.6% of RAE’s Common Stock based upon approximately 46,731,704 shares of RAE Common Stock outstanding as of December 23, 2003, and giving effect to the issuance of 8,050,000 additional shares of RAE Common Stock in connection with the Offering. Of the shares he beneficially owns, Mr. Chen has sole voting and power of disposition over 7,511,147 shares, and shared voting and power of disposition over 1,217,611 shares. For purposes of Rule 13d-3, the RC Trust is the beneficial owner of 16,239,905 shares of Common Stock, representing approximately 29.6% of RAE’s Common Stock. Of the shares it beneficially owns, it has sole voting and power of disposition over 4,413,767 shares. For purposes of Rule 13d-3, Ms. Chen is the beneficial owner of 16,239,905 shares of Common Stock. Such shares represent approximately 29.6% of RAE’s Common Stock. Of the shares she beneficially owns, Ms. Chen has sole voting and power of disposition over 7,511,147 shares, and shared voting and power of disposition over 1,217,611 shares. For purposes of Rule 13d-3, the LC Trust is the beneficial owner of 16,239,905 shares of Common Stock, representing approximately 29.6% of RAE’s Common Stock. Of the shares it beneficially owns, it has sole voting and power of disposition over 4,413,767 shares. Except as described in Items 3 and 4 above, the filers have not engaged in any other transactions with respect to these shares in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Reference is made to the Underwriting Agreement referred to above in Item 4 and incorporated by reference herein.

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SCHEDULE 13D/A

CUSIP No. 75061P 10 2	Page 8 of 9 Pages

Item 7. Material to be filed as Exhibits.

EXHIBIT NO.	DESCRIPTION

1	Joint Filing Agreement, dated February 3, 2004 by and among Robert I. Chen, the Robert I. Chen 2001 Annuity Trust UTA dated December 19, 2001, Lien Chen and the Lien Q.C. Chen 2001 Annuity Trust UTA dated December 19, 2001.

2	Underwriting Agreement dated January 23, 2004 by and among RAE Systems Inc., Robert I. Chen, Peter Hsi and Jefferies & Company, Inc., as representative of the several underwriters named therein. (1)

(1) Incorporated by reference to the exhibit previously filed as Exhibit 1.1 to RAE’s Current Report on Form 8-K filed on January 26, 2004. 8

SCHEDULE 13D/A

CUSIP No. 75061P 10 2	Page 9 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2004	By: /s/ Robert I. Chen —————————————— Robert I. Chen Chairman and Chief Executive Officer of RAE Systems Inc.

Date: February 3, 2004	ROBERT I. CHEN 2001 ANNUITY TRUST UTA DATED DECEMBER 19, 2001 By: /s/ Robert I. Chen —————————————— Robert I. Chen Trustee

Date: February 3, 2004	By: /s/ Lien Q.C. Chen —————————————— Lien Q.C. Chen

Date: February 3, 2004	LIEN Q.C. CHEN 2001 ANNUITY TRUST UTA DATED DECEMBER 19, 2001 By: /s/ Lien Q.C. Chen —————————————— Lien Q.C. Chen Trustee

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EXHIBIT INDEX

Exhibit No.	Exhibit

1	Joint Filing Agreement, dated February 3, 2004 by and among Robert I. Chen, the Robert I. Chen 2001 Annuity Trust UTA dated December 19, 2001, Lien Chen and the Lien Q.C. Chen 2001 Annuity Trust UTA dated December 19, 2001.

2	Underwriting Agreement dated January 23, 2004 by and among RAE Systems Inc., Robert I. Chen, Peter Hsi and Jefferies & Company, Inc., as representative of the several underwriters named therein. (1)

(1) Incorporated by reference to the exhibit previously filed as Exhibit 1.1 to RAE’s Current Report on Form 8-K filed on January 26, 2004.